Filed by: LVB Acquisition, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No.: 333-198380

May 4, 2015

No Bones About It…

Dear Team Members and Sales Force,

Biomet announced the results of its third fiscal quarter in April, with sales of $800 million worldwide. Sales grew 1 percent in the United States, while sales in Europe decreased by 1 percent and our International region grew 6 percent. All growth numbers are in constant currency:

Geography	Q3 FY 2015
United States	1.1%
Europe	-0.7%
International	6.3%
Total Biomet Growth	1.4%

	Q3 FY 2015
Product Area	US	Global
Knees	0.2%	1.4%
Hips	2.8%	3.6%
S.E.T.	-3.5%	--%
Spine, Bone Healing, Microfixation	4.8%	2.7%
Dental	1.2%	-1.1%
Cement, Biologics, and Other	9.1%	-0.4%

Biomet’s knee sales benefitted from strong demand in the quarter for our XPA Bicruciate Preserving Arthroplasty solutions, namely our Oxford Partial Knee and Vanguard XP Total Knee.

Our hip sales growth was driven by strong global market acceptance of our G7 Multi-Bearing Acetabular System, as well as demand for our Taperloc Complete and Taperloc Complete Microplasty Hip Systems and Arcos Modular Femoral Revision System.

In our S.E.T. business, the JuggerKnotless all-suture Labral Repair System received strong acceptance in the sports medicine market during the fiscal third quarter, while our anatomic and reverse components of our Comprehensive Shoulder System contributed to our extremity sales growth. Our Signature Patient Specific Glenoid Guides also continued to be well received during the quarter.

The third quarter of fiscal 2015 provided the first fully comparable quarter of sales in the spine, bone healing and microfixation category, as we marked the anniversary of the acquisition of Lanx during the fiscal second quarter.

As we approach the combination with Zimmer, it is vitally important that we continue to focus on growth and to demonstrate the best of Biomet every day. The new company will be stronger if we enter the merger with momentum and growth.

It has been an unusually challenging year as we have worked to plan the integration while running the business. Our standard is to out-grow the market, so let’s close out the fiscal year with a strong Biomet performance that shows we always compete to win!

Integration Updates:

Lima Corporate agrees to acquire certain assets as part of the European Commission requirements to approve the merger

As announced earlier, Lima Corporate, an Italian orthopaedic company, has agreed to acquire the rights to sell the Biomet Discovery Elbow and Zimmer Unicompartmental High Flex Knee (ZUK) in the European Economic Area (EEA) and Switzerland, as well as the Biomet Vanguard knee for Denmark and Sweden. In addition, Lima agreed to license non-exclusive rights to manufacture and sell an exact copy of the Vanguard knee (marketed under a different name) in the EEA.

This agreement should fulfill the requirements to gain European approval of the merger of Zimmer and Biomet.

The Lima acquisitions will not take place until after closing of the merger. In the meantime, Biomet continues to sell and service these products as it always has.

Extension of termination date of merger agreement to July 23

Zimmer recently announced that it is extending the termination date of the merger agreement from April 24 until July 23. This does not in any way suggest a specific closing date. We will not have a defined closing date until we receive all necessary regulatory approvals. We have made great progress with approval in Japan and the announcement of Lima’s intentions in Europe, which help fulfill requirements for approval in Europe. Zimmer continues to work with the U.S. Federal Trade Commission to gain approval of the merger as quickly as possible.

In the meantime, we ask that you continue to do what you have done so well all year—deliver on Biomet’s mission of helping one surgeon or clinician improve the life of one patient.

We appreciate all your hard work and your can-do attitude, even as we have taken on the additional work of integration planning. I continue to be impressed and proud of this team, and thank you for your dedication.

All the best,

Jeff

All trademarks herein are the property of Biomet, Inc., or its subsidiaries, unless otherwise indicated.

Non-GAAP Financial Measures:

Management uses non-GAAP financial measures, such as net sales excluding foreign currency (constant currency). Reconciliations of this non-GAAP financial measure to the most directly comparable GAAP measure are included below.

This non-GAAP financial measure is not in accordance with, or an alternative for, GAAP in the United States. Biomet management believes that this non-GAAP financial measure provides useful information to investors; however, this additional non-GAAP financial information is not meant to be considered in isolation or as a substitute for financial information prepared in accordance with GAAP.

Non-GAAP Reconciliation

A reconciliation of reported results to adjusted results is included below, which is also posted on Biomet’s website: www.biomet.com

Rounding

Amounts may not recalculate due to rounding.

Product Area	Three Months Ended February 28, 2015 Net Sales Growth As Reported	Currency Impact*	Three Months Ended February 28, 2015 Net Sales Growth in Local Currencies*
Knees	-2.8%	4.2%	1.4%
Hips	-1.7%	5.3%	3.6%
S.E.T.	-3.4%	3.4%	--%
Spine, Bone Healing and Microfixation	1.2%	1.5%	2.7%
Dental	-5.7%	4.6%	-1.1%
Cement, Biologics and Other	-6.7%	6.3%	-0.4%

Geography	Three Months Ended February 28, 2015 Net Sales Growth As Reported	Currency Impact*	Three Months Ended February 28, 2015 Net Sales Growth in Local Currencies*
U.S.	1.1%	—%	1.1%
Europe	-12.3%	11.6%	-0.7%
International	-2.5%	8.8%	6.3%
Total Biomet Growth	-2.6%	4.0%	1.4%

Additional Information about this Transaction

In connection with the proposed transaction, Zimmer Holdings, Inc. (“Zimmer”) filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB Acquisition, Inc. (“LVB”) that also constitutes a prospectus of Zimmer. We urge investors and security holders to read the consent solicitation statement/prospectus because it contains important information regarding the proposed merger. You may obtain a free copy of the consent solicitation statement/prospectus and other related documents filed by Zimmer and Biomet’s parent company, LVB, with the SEC at the SEC’s website at www.sec.gov. These documents and other relevant materials, including any documents incorporated by reference therein, when and if filed, may also be obtained free of charge from Zimmer at http://investor.zimmer.com or from Biomet at http://www.biomet.com/corporate/investors/, as applicable. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the ability of the parties to complete the proposed merger; the parties ability to obtain regulatory approvals of the proposed merger on the contemplated terms and schedule; the impact of the announcement of, or failure to complete, the proposed merger on relationships with distributors, employees, customers and suppliers; potential or actual litigation; the success of LVB and its subsidiaries’ (together, the “Company”) principal product lines; the results of the ongoing investigation by the United States Department of Justice; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Deferred Prosecution Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of federal health care reform; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the ability of the Company to successfully integrate acquisitions; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; the impact of product liability litigation losses; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this document. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.